                                                                  Exhibit 99




                                                         FOR IMMEDIATE RELEASE

CONTACT: Raoul J. Witteveen
         Interpool, Inc.
         (212) 916-3261

           INTERPOOL DECLARES CASH DIVIDEND ON ITS 5 3/4% CUMULATIVE
                          CONVERTIBLE PREFERRED STOCK

Princeton, NJ, November 22, 1996 -- Interpool, Inc. (NYSE: IPX), one of the world's leading lessors of intermodal dry cargo containers and the second largest lessor of intermodal container chassis in the United States, reported today that its Board of Directors has declared a cumulative cash dividend on its 5 3/4% Cumulative Convertible Preferred Stock payable on December 15, 1996 to holders of record on December 2, 1996.

The dividend in the amount of $1.4375 per share computed by dividing the annual 5 3/4% dividend rate by four, will be paid for the period commencing
September 16, 1996 through December 15, 1996.

                                      ###

CONTACT:   Raoul J. Witteveen
           (212) 916-3261


FOR IMMEDIATE RELEASE

                 INTERPOOL TO CONSIDER REDEMPTION OF SHARES OF
                 5 3/4% CUMULATIVE CONVERTIBLE PREFERRED STOCK

        PRINCETON, NJ, November 26, 1996 -- Interpool, Inc. (NYSE: IPX) announced today that it is considering exercising its rights to redeem all or a portion of its outstanding 5 3/4% Cumulative Convertible Preferred Stock following December 15, 1996, the date on which such Preferred Stock becomes redeemable in accordance with its terms. Interpool has a total of 758,414 shares of such 5 3/4% Preferred Stock outstanding, with an aggregate liquidation preference of $75.8 million. The 5 3/4% Preferred Stock is convertible into Interpool Common Stock at a price of $23.37 per share.

        If Interpool elects to redeem shares of its 5 3/4% Preferred Stock, holders of 5 3/4% Preferred Stock would become entitled to receive the redemption price of 103.675% of the face amount of the shares redeemed, except to the extent holders exercised the right to convert shares of 5 3/4% Preferred Stock into Common Stock. Any notice of redemption would be given at least 30 days prior to the redemption date fixed by Interpool.

        Interpool stated that it is considering various alternatives for financing the redemption price of shares of 5 3/4% Preferred Stock called for redemption and not converted into Common Stock. Among the alternatives being examined is a public or private offering of preferred securities to be issued by a grantor trust that would hold junior subordinated debentures of Interpool. Any such public offering would be made only by means of a prospectus.

        Martin Tuchman, Chairman and Chief Executive Officer of Interpool, stated that, "We believe that now may be an excellent time for us to call all or part of our convertible preferred stock and reduce the over-hang that could act as an artificial ceiling on the price of Interpool's common stock."

        Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. The Company leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.


                                      ###

FOR IMMEDIATE RELEASE


                                                     Contact: Raoul J. Witteveen
                                                              Interpool, Inc.
                                                              212-986-3388


INTERPOOL TO PAY CASH DIVIDENDS ON COMMON STOCK

Princeton, NJ. December 24, 1996 -- Interpool, Inc. (NYSE: IPX), which leases intermodal dry cargo containers and containers chassis, today announced that a cash dividend of 5 cents per share will be paid to all common stock holders on January 15, 1997. The dividend will be payable to all stockholders of record on January 2, 1997.

Interpool stated that the aggregate amount of this dividend is expected to be approximately $865,000.00. The amount of the dividend is based upon Interpool's anticipated earnings for the fourth quarter ending December 31, 1996.

Interpool, originally founded in 1968, is one of the world's leading lessors of intermodal dry cargo containers and is the second largest lessor of intermodal container chassis in the United States. In addition to Interpool's 286,000 TEU container fleet, its chassis fleet has approximately 54,000 chassis. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.


                                     # # #

Contact: Raoul J. Witteveen
         (212) 916-3261


                                                      NEWS FOR IMMEDIATE RELEASE


  INTERPOOL TO ACQUIRE OUTSTANDING SECURITIES OF INTERPOOL INCOME FUND I, L.P.

        PRINCETON, NJ, December 31, 1996 -- Interpool, Inc. (NYSE: IPX) announced today that all of the conditions to its acquisition of substantially all of the issued and outstanding securities of Interpool Income Fund I, L.P., a Delaware limited partnership, have been satisfied. Effective today, Interpool is acquiring all of the limited partnership interests and substantially all of the Senior Securities for approximately $20 million. In addition, Interpool Services, Inc., a subsidiary of the company, will become the sole general partner of the partnership. It is anticipated that payment for the partnership securities will be made on or about January 15, 1997.

        Interpool co-sponsored the offering of securities in the partnership during 1992 and 1993 and manages the containers and chassis owned by the partnership. As a result of this acquisition, Interpool will receive all of the revenue from the containers and chassis owned by the partnership, but will not be subject to the partnership's obligations to make payments of approximately 11% per year on its outstanding securities.

        Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. The Company leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.


                                      ###

CONTACT: Raoul J. Witteveen
         (212) 916-3261

FOR IMMEDIATE RELEASE

                          INTERPOOL ANNOUNCES SALE OF
                        TRUST ISSUED CAPITAL SECURITIES

        PRINCETON, NJ, January 23, 1997 -- Interpool, Inc. (NYSE: IPX) announced today that it has entered into a purchase agreement for the sale of $75 million aggregate liquidation amount of 9.875% capital securities to be issued by Interpool Capital Trust, a special purpose subsidiary of Interpool. The capital securities to be sold will represent preferred undivided beneficial interests in the assets of Interpool Capital Trust, a Delaware business trust, which will use the proceeds of the offering to purchase an equivalent amount of 9.875% Junior Subordinated Deferrable Interest Debentures due 2027 to be issued by Interpool. Interpool will own all the common securities of the Trust. The capital securities are being sold in a private transaction pursuant to Rule 144A under the Securities Act of 1933.

        Interpool expects to use the majority of the net proceeds from the issuance of the Junior Subordinated Debentures to redeem shares of its outstanding 5-3/4% Convertible Preferred Stock. The Company intends to call for redemption all 758,694 outstanding shares of 5-3/4% Convertible Preferred Stock, having an aggregate liquidation preference of $75.9 million, at the current redemption price of 103.675% of their liquidation preference. Shares of 5-3/4% Preferred Stock may be converted prior to their redemption date into shares of the Company's common stock at a conversion price of $23.37 per share. Any additional net proceeds not needed for the purpose of redeeming shares of 5-3/4% Preferred Stock will be used for general corporate purposes, which may include repayment of existing indebtedness, purchase of shares of Interpool's common stock on the open market, purchase of new equipment, acquisitions, and/or working capital.

        Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. The Company leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.

        The capital securities are being sold in a private transaction pursuant to Rule 144A under the Securities Act of 1933 and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.


                                      ###

CONTACT: Raoul J. Witteveen
         (212) 916-3261

FOR IMMEDIATE RELEASE


                       INTERPOOL ANNOUNCES CALL OF 5 3/4%
                     CUMULATIVE CONVERTIBLE PREFERRED STOCK

        PRINCETON, NJ, January 31, 1997 - Interpool, Inc. (NYSE: IPX) announced the call for redemption of its outstanding 5 3/4% Cumulative Convertible Preferred Stock, to be funded primarily with proceeds from its recently completed sale of $75 million of Capital Securities.

        The 5 3/4% Preferred Stock, originally issued in September 1995, will be redeemed on March 10, 1997, at a redemption price of $103.675 per share (103.675% of the liquidation value), plus accrued dividends up to the date of redemption. A notice of redemption is being mailed to all record holders of those shares. Interpool currently has 758,694 shares of 5 3/4% Preferred Stock outstanding with an aggregate liquidation value of $75.9 million. Shares of 5 3/4% Preferred Stock are convertible into shares of Interpool common stock on or prior to the redemption date at a conversion price of $23.37 per share. The closing price of Interpool common stock on the New York Stock Exchange on January 30, 1997 was $24.50 per share. Any shares of 5 3/4% Preferred Stock converted after the date formal notice of redemption is given will be entitled to receive accrued dividends to the date of conversion.

        Member of Interpool's senior management who own approximately $10 million in aggregate liquidation value of the 5 3/4% Preferred Stock have indicated that they intend to convert all their shares of 5 3/4% Preferred Stock into Common Stock. Martin Tuchman, Chairman and Chief Executive Officer of Interpool, said "We in senior management have been increasing our already substantial common stock position over the past several months, and we believe this conversion provides and excellent opportunity for us to add to our holdings at a very attractive price."

        On January 27, 1997, $75 million aggregate liquidation amount of 9 7/8% Capital Securities were issued by Interpool Capital Trust under Rule 144A of the Securities Act of 1933. Interpool Capital Trust used the proceeds from the sale of Capital Securities to purchase Interpool's 9 7/8% Junior Subordinated Debentures. Interpool plans to use the proceeds from this transaction to redeem the 5 3/4% Preferred Stock and for general corporate purposes. The Capital Securities have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Interpool Capital Trust, a Delaware business trust, is a special purpose subsidiary of Interpool, Inc.

        Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.


                                      ###

Contact: Raoul J. Witteveen
         (212) 916-3261


                                                      NEWS FOR IMMEDIATE RELEASE


INTERPOOL, INC. REPORTS RECORD 4TH QUARTER INCOME PER SHARE BEFORE NON-RECURRING CHARGE, AN INCREASE OF 17%; INTERPOOL INCREASES ANNUAL DIVIDEND FROM 20 CENTS TO 22.5 CENTS PER COMMON SHARE.

PRINCETON, NJ, FEBRUARY 18, 1997 -- Interpool, Inc. (NYSE: IPX) reported today that its 1996 fourth quarter income per share on a fully diluted basis, before a non-recurring charge, rose 17% to 48 cents per share as compared with 41 cents per share for the same period in 1995. Revenues during the fourth quarter of 1996 were $38,056,000, up 8% from $35,164,000 in 1995.

For the year ended December 31, 1996, income before extraordinary gain and non-recurring charges rose to $38,088,000 from $29,545,000 in the same period a year ago. Revenues for the year ended December 31, 1996 rose to $147,148,000, up 15% from $127,925,000 in 1995. On a fully diluted basis, Interpool's income per share before extraordinary gain and non-recurring charges rose 19% to $1.79 for the year ended December 31, 1996 compared with $1.51 in 1995.

The company conducts its international container leasing business through its subsidiary Interpool Limited, while the domestic intermodal equipment leasing business is conducted by Interpool, Inc. and its other subsidiaries. During the fourth quarter of 1996, the Interpool Limited international container division's contribution to consolidated income rose 32% over the same period a year ago to $8,020,000, while the domestic intermodal division's contribution declined 9% to $2,263,000. Revenues for the fourth quarter of 1996 from the Interpool Limited international container division rose 13% to $20,320,000 while revenues from the domestic intermodal division rose 3% to $17,736,000.

During the year ended December 31, 1996, the Interpool Limited international container division's contribution to consolidated income rose 31% over the prior year to $29,490,000, while the domestic intermodal division's contribution declined slightly (on a pro-forma comparable basis) to $8,598,000. Revenues for the year ended December 31, 1996 from the Interpool Limited international container division rose 24% to $79,422,000, while revenues from the domestic intermodal division rose 6% to $67,726,000.

Interpool 4Q96                      02/18/97                              Page 2


Martin Tuchman, Chairman and Chief Executive Officer, commented that the company's fully-diluted income per share before extraordinary gain and non-recurring charges was a record, and was the direct result of the continued expansion of Interpool's container and chassis fleets. During the past twelve months, the company's container fleet has grown to approximately 301,000 container TEUs (twenty-foot equivalent units) from 241,000 TEU's, with container utilization at 98%, while the chassis fleet has grown to approximately 57,000 units from 54,000 units, with chassis utilization at 94%.

Mr. Tuchman indicated that Interpool had achieved another milestone, with quarterly earnings before non-recurring items exceeding $10 million for the first time in the company's history. He noted that "these outstanding results reflect the continued success of our long-term leasing strategy, and the underlying value of our business."

The company also announced that based upon its 1996 results, the Board of Directors has approved a 12.5% increase in the annual dividend rate on Interpool common stock from the current level of 20 cents per share to 22.5 cents per share (representing an increase to 5.625 cents per quarter). The increase will become effective on the next quarterly common stock dividend payment date, scheduled for April, 1997.

As previously announced, Interpool has called for redemption its 5-3/4% Cumulative Convertible Preferred Stock, having an aggregate liquidation value of $75.9 million. The company anticipates that, based upon the current market price of the common stock, a significant number of preferred stockholders will exercise their right to convert to common stock on or before the March 10, 1997 redemption date, given the economic benefits of conversion and the fact that conversion would enable many holders to defer or avoid a taxable gain. Members of Interpool's senior management who own approximately $10 million in aggregate liquidation value of the 5-3/4% Preferred Stock have indicated that they intend to convert all of their shares of 5-3/4% Preferred Stock into Common Stock. Senior management have also indicated that they intend to continue adding to their already substantial common stock position.

The company note that preferred stockholders who wish to convert will need to submit a notice of conversion to the transfer agent on or before the March 10, 1997 redemption date of their preferred stock will automatically be redeemed for cash.

Interpool, originally founded in 1968, is one of the world's leading lessors of intermodal dry cargo containers and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.


                              ***TABLE FOLLOWS***

INTERPOOL, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except amounts per share)
(Unaudited)




                                           THREE MONTHS ENDED            YEAR ENDED
                                              DECEMBER 31,              DECEMBER 31,
                                             1996       1995           1996        1995
REVENUES                                   $38,056    $35,164        $147,148    $127,925

LEASE OPERATION AND ADMINISTRATIVE
  EXPENSES                                   8,346      8,173          30,731      30,630
DEPRECIATION AND AMORTIZATION
  OF LEASING EQUIPMENT                       7,907      7,763          31,976      28,027
(GAIN) ON SALE OF LEASING EQUIPMENT           (439)      (760)           (932)     (1,484)
                                           -------    -------        --------    --------
EARNINGS BEFORE INTEREST AND TAXES          22,242     19,988          85,373      70,752
INTEREST EXPENSE, NET                        9,659      9,348          39,485      35,082
                                           -------    -------        --------    --------
INCOME BEFORE TAXES, EXTRAORDINARY GAIN
  AND NON-RECURRING CHARGE                  12,583     10,640          45,888      35,670
PROVISION FOR INCOME TAXES                   2,300      2,075           7,800       6,125
                                           -------    -------        --------    --------
INCOME BEFORE EXTRAORDINARY GAIN AND
  NON-RECURRING CHARGES                     10,283      8,565          38,088      29,545

EXTRAORDINARY ITEM-GAIN ON EARLY
  RETIREMENT OF DEBT, NET OF TAX EXPENSE
  OF $1,683                                     --         --              --       2,422

NON-RECURRING CHARGES:
    COST OF SUBSIDIARY INITIAL PUBLIC
    OFFERING(2)                              1,500         --           1,500          --

ACQUISITION OF PREFERRED STOCK OF
  SUBSIDIARY(3)                                 --         --           2,392          --
                                           -------    -------        --------    --------
NET INCOME                                 $ 8,783    $ 8,565        $ 34,196    $ 31,967
                                           =======    =======        ========    ========
INCOME PER SHARE BEFORE EXTRAORDINARY
  AND NONRECURRING CHARGES:
    PRIMARY                                  $0.51      $0.43           $1.89       $1.63
    FULLY DILUTED                            $0.48      $0.41           $1.79       $1.51

INCOME (LOSS) PER SHARE ON
    PRIMARY                                 $(0.08)        NA          $(0.08)      $0.14
    FULLY DILUTED                           $(0.07)        NA          $(0.07)      $0.12

NET INCOME PER SHARE
    PRIMARY                                  $0.43      $0.43           $1.81       $1.76
    FULLY DILUTED                            $0.41      $0.41           $1.72       $1.63

WEIGHTED AVERAGE SHARES OUTSTANDING:
    PRIMARY                                 17,982     17,603          17,817      17,462
    FULLY DILUTED                           21,302     20,556          21,213      20,556

(1) In September 1995, subordinated note were exchanged for preferred stock. If those notes had been exchanged on January 1, 1995 interest expense would have been $2,642 lower for the year ended December 31, 1995 and the provision for income taxes would have been $1,004 higher for the year ended December 31, 1995. Therefore net income would have been $1,638 higher for the year ended December 31, 1995. Fully diluted net income per share would not change because the above mentioned effects were included in the fully diluted earnings per share calculation.

(2) Represents a charge for the initial public offering expenses of Interpool Limited which offering was withdrawn in the fourth quarter.

(3) Represents a non-cash and non-recurring charge for accumulated dividends of its subsidiary, Trac Lease, Inc., which resulted from the acquisition of the outstanding preferred stock of Trac Lease, Inc. through the issuance of Interpool, Inc. preferred stock. Such charge has no impact on net income per share because unpaid dividends were included in the computation of net income.

CONTACT: Raoul J. Witteveen
         (212) 916-3261

FOR IMMEDIATE RELEASE


                 INTERPOOL ANNOUNCES RESULTS OF CALL OF 5 3/4%
                     CUMULATIVE CONVERTIBLE PREFERRED STOCK

        PRINCETON, N.J., March 11, 1997 -- Interpool, Inc. (NYSE;IPX) announced that a total of 248,730 shares, or $24,873,000 in aggregate liquidation value, of the Company's 5 3/4% Cumulative Convertible Preferred Stock (representing 32.78% of the outstanding shares of Preferred Stock) were converted into a total of 1,064,297 shares of Common Stock prior to yesterday's redemption date for the Preferred Stock. The remaining 509,964 shares of the Preferred Stock or $50,996,400 in aggregate liquidation value, were redeemed at a redemption price of $103.675 per share.

        As a result of the redemption of shares of Preferred Stock, the Company expects to record a one-time charge, currently estimated to be approximately 37 cents per share on a primary basis and 32 cents per share on a fully diluted basis, for the first quarter of 1997.

        Martin Tuchman, Interpool's Chairman and Chief Executive Officer, said that Interpool was "very pleased that a large number of holders of the Preferred Stock chose to continue as investors in Interpool by converting into Common Stock."

        Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.

                                      ###

CONTACT: Raoul J. Witteveen
         (212) 916-3261

FOR IMMEDIATE RELEASE


               INTERPOOL ANNOUNCES 3-FOR-2-SPLIT OF COMMON STOCK

        PRINCETON, N.J., March 12, 1997 -- Interpool, Inc. (NYSE:IPX) announced that its Board of Directors has approved a three-for-two stock split, to be effective on March 27, 1997. The record date for holders entitled to receive the benefits of the stock split will be March 21, 1997.

        The Company stated that no fractional shares are being issued in connection with the stock split. Instead, under the terms of the stock split, the Company will round any fractional shares to which any stockholders is entitled as a result of the stock split up to the nearest whole share.

        The distribution of the additional shares as a result of the stock split shall be accomplished through American Stock Transfer and Trust Company, which operates as transfer agent and registrar for the Company's Common Stock.

        Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.

                                      ###